EURASIAN MINERALS INC.
(the “Company”, “we” or “us”)

CODE OF BUSINESS CONDUCT AND ETHICS

All directors (collectively, the “Board”), officers and employees of and consultants to the Company (collectively, the “Members”) will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms the Company’s high standards of business conduct and ethics.

a.

The Company is subject to provincial, state and federal Canadian and United States laws, rules and regulations. Members have a duty to ensure the Company complies with these laws, rules and regulations. In addition, the Company will respect and comply with the laws, rules and regulations in the countries in which we operate. In interpreting such laws, rules and regulations, we strive to adopt a course that reinforces our reputation and integrity.

b.

We respect the confidentiality of information and Members must also respect the confidentiality of information acquired in the course of their work, duties and responsibilities with the Company, except when authorized or otherwise legally obliged to disclose such information.

c.	We have an overriding commitment to the health and safety of our Members, and to being an environmentally responsible corporate citizen.

d.

We will, and expect our Members to also, act honestly and with integrity, and we will, and expect our Members to also, handle ethically any actual or apparent conflicts of interest between personal and professional relationships.

e.	We will, and expect our Members to also, carry out our duties with due care, competence and diligence, and with a view to the best interests of the Company.

f.

We will, and expect our Members to also, to the best of our and their abilities, protect the Company’s assets and resources and help achieve the responsible use and control of all Company assets and resources employed or entrusted in relation to one’s work, duties and responsibilities, and ensure that all Company assets and resources are used only for legitimate business purposes.

g.

We will, and expect our Members to also, to the best of our and their abilities, ensure that our disclosure is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or submits to, government and regulatory agencies, self-regulatory bodies and stock exchanges and in all of the Company’s other public communications.

h.

We will, and expect our Members to also, encourage and facilitate the internal reporting of any conduct that one believes to be a violation of this Code. If a Member becomes aware of any actual or suspected violation of this Code, the Member is required to report promptly the actual or suspected violation to the Chief Financial Officer of the Company. Disciplinary measures (up to and including termination of employment or other relevant relationship with the Company) may be taken against any Member who authorizes, directs, approves or participates in any violation of this Code. It is against the Company’s policy to take any action against any employee for his or her reporting in good faith any violation of this Code or any of the Company’s other guidelines, codes of conduct or policy statements.

i.	We are committed to providing a work environment that enables all Members to pursue their careers free from discrimination or harassment.

j.

Using non-public material information to trade in our securities for the account of a Member, or providing a family member, friend or any other person with a “tip” is illegal. All non-public material information is “inside information” and must not be disclosed or used for personal gain or the personal gain of others.

Any change in or waiver of this Code must be reviewed and approved by the Board. Any amendments or waivers of this Code approved for the benefit of directors or executive officers of the Company will be disclosed as required by applicable laws, rules or securities market regulations.

If you have any questions about this Code or what is expected of our Members, please contact the Company’s Secretary.

EFFECTIVE DATE

This Code, as amended, was approved by the Board on January 18, 2012.